FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 17, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

17 June 2010

The Royal Bank of Scotland Group plc - Disposal of Retail Business in Kazakhstan

RBS announces sale of RBS Retail Business in Kazakhstan
The Royal Bank of Scotland Group plc ("RBS") has agreed the sale of its retail business in Kazakhstan to HSBC for a maximum consideration of up to $52 million in cash.

The transaction is subject to regulatory and other approvals and expected to complete on 1 September 2010.

The sale represents further progress against RBS' five-year strategic plan. RBS will continue to have a significant presence in Kazakhstan, focused on the corporate and investment banking franchise.

Richard O'Connor
Investor Relations
+44 (0) 20 7672 1758

Group Media Centre
Tel: +44 (0) 131 626 3997

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   17 June 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Senior Assistant Secretary